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17018221

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SEC Mail Processing Section

AUG 25 2017

Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53542

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2016 ENDING June 30, 2017

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
The Bank Street Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Landmark Square 3rd Floor
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. Henry 203-252-2800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. R. Reid Associates, LLP
(Name – if individual, state last, first, middle name)

7600 Jericho Turnpike, Suite 400 (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE

[X] Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets

AUG 28 2017

RECEIVED

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

RHS

OATH OR AFFIRMATION

I, James H. Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
The Bank Street Group LLC
, as of
June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Senior Managing Director
Title



Notary Public


Teresa K. Burns
Notary Public-Connecticut
My Commission Expires
September 30, 2017

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS



G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1515 N Federal Hwy, Suite 411, Boca Raton, FL 33432
TEL: 561.544.7050 FAX: 561.544.7133

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of The Bank Street Group LLC

We have audited the accompanying financial condition of The Bank Street Group LLC as of June 30, 2017, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of The Bank Street Group LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of The Bank Street Group LLC as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of The Bank Street Group LLC's financial statements. The supplemental information is the responsibility of The Bank Street Group LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

G. R. Reid Associates, LLP

Woodbury, New York
August 23, 2017

THE BANK STREET GROUP LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

ASSETS	
Cash	$ 7,245,494
Accounts receivable	128,611
Property and equipment, net	1,359
Security deposit	39,011
TOTAL ASSETS	$ 7,414,475
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 6,466,551
Deferred rent payable	41,191
TOTAL LIABILITIES	6,507,742
Members' equity	906,733
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 7,414,475

See notes to financial statements

THE BANK STREET GROUP LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2017

REVENUES	
Investment banking and advisory fees	$ 21,141,665
Other income	266,679
TOTAL REVENUES	21,408,344
EXPENSES	
Employee compensation and benefits	19,970,955
Consulting	262,833
Communications and data processing	60,614
Occupancy	259,501
Professional Fees	21,112
Travel and entertainment	438,852
Regulatory fees	96,176
Information technology services	80,397
Office expenses	77,657
Other operating expenses	260,268
Depreciation	480
TOTAL EXPENSES	21,528,845
NET LOSS	$ (120,501)

See notes to financial statements

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2017

BALANCE-BEGINNING OF YEAR	$ 1,027,234
Net loss	(120,501)
BALANCE-END OF YEAR	$ 906,733

See notes to financial statements

THE BANK STREET GROUP LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2017

Cash flows from operating activities	
Net loss	$ (120,501)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation expense	477
Changes in operating assets and liabilities:	
Accounts receivable	353,706
Accounts payable and accrued expenses	3,797,929
Deferred rent payable	41,191
Net cash provided by operating activities	4,072,802
NET CHANGE IN CASH	4,072,802
CASH-BEGINNING OF YEAR	3,172,692
CASH-END OF YEAR	$ 7,245,494

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest paid	$ -
Income tax	$ -

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

The Bank Street Group LLC (the "Company"), formed in May 2001 is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) and does not carry or hold securities for customer accounts. There are no liabilities subordinated to claims of general creditors during the year ended June 30, 2017.

As a boutique investment bank, the Company provides merger, acquisition and financial advisory services to its clients. The Company assists management teams with analyzing, structuring and executing a wide range of strategic and financial alternatives. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

SIGNIFICANT CREDIT RISK AND ESTIMATES

The Company as a non-clearing broker does not handle any customer funds or securities. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to accounts receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries and geographic areas. As of June 30, 2017, the Company had no significant concentrations of credit risk.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

REVENUE RECOGNITION

Revenues consist of success fees and retainer fees, as well as other advisory fee revenues. The Company earns advisory fees from consulting services, which are recognized when services are completed. Success fee revenue is associated with the successful completion of a transaction and is recognized at closing. In connection with its advisory activities, the Company receives non-refundable retainer fees for services to be provided. Such retainers are recognized when received by the Company.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The Company maintains cash with a major financial institution. At times, such amounts might exceed Federal Deposit Insurance Corporation ("FDIC") limits.

PROPERTY AND EQUIPMENT

Property is stated at cost. Expenditures that represent improvements (including replacements that extend the life of the asset) to property are capitalized, while repairs and maintenance are charged to operations. Depreciation is computed using rates adequate to depreciate the cost of applicable assets over their expected useful lives.

Property and equipment consist of the following as of June 30, 2017:

	Estimated Useful lives	Amount
Office equipment	5 years	$17,674
Less: Accumulated depreciation		16,315
Fixed assets-net		$ 1,359

Depreciation expense for the year ended June 30, 2017 was $477.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

INCOME TAXES

The Company files its federal income tax as a limited liability company under the provisions of the Internal Revenue Code. Under these provisions, the Company's net income or loss is reported directly on the individual tax return of its members. The members are individually liable for Federal, state and local income taxes.

In addition, recently issued guidance by the Financial Accounting Standards Board (FASB) on Uncertainty in Income Taxes, which was adopted by the Company effective January 1, 2010, had no effect on the financial statements. Management concluded there were no material uncertain tax positions at June 30, 2017, principally because of its status as a non-taxable "pass-through" entity for federal and state income tax purposes.

The Company files U.S. federal income tax returns and state and local income tax returns in Connecticut. Returns filed in these jurisdictions for tax years ended on or after June 31, 2010 are subject to examination by the relevant taxing authorities.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through August xx, 2017, the date these financial statements were available to be issued.

3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has entered into operating lease agreements for its office facilities, which shall commence on November 1, 2014 and shall expire on May 31, 2018, some of which contain provisions for future rent increases or periods in which rent payments are reduced (abated). There are also provisions for additional rent based upon real estate taxes and operating costs of the landlord. In accordance with generally accepted accounting principles, the Company records monthly rent expense equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred rent obligation," which is reflected as a separate line item in the accompanying Balance Sheet.

COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

Certain leases contain renewal options and escalation clauses. Rent expense for 2017 aggregated to $215,800 and is included in the Occupancy expense line item on the statement of operations.

Future minimum annual rental commitments under operating leases as of June 30, 2017 are as follows:

2018	$250,000

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at June 30, 2017, and were subsequently settled had no material effect on the financial statements as of that date.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, in that Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness of $6,507,742 whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2017, the Company had net capital of $737,752 which exceeded requirements by $303,902. The Company had a percentage of aggregate indebtedness to net capital of 882.00% as of June 30, 2017.

THE BANK STREET GROUP LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1 OF THE SECURITIES AND EXCHANGES JUNE 30, 2017 — ***SCHEDULE 1***

NET CAPITAL	
Total members' equity	$ 906,733
Deductions and/or charges:	
Non-allowable assets	
Accounts receivable	128,611
Fixed assets net	1,359
Other assets	39,011
TOTAL NON-ALLOWABLE ASSETS	168,981
NET CAPITAL	737,752
AGGREGATE INDEBTNESS	$ 6,507,742
MINIMUM NET CAPITAL REQUIRED	$ 433,850
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 303,902
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL	882%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of June 30, 2017.

See independent auditor's report



G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1515 N Federal Hwy, Suite 411, Boca Raton, FL 33432
TEL: 561.544.7050 FAX: 561.544.7133

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
The Bank Street Group LLC

In accordance with performed the procedures enumerated below with respect to the accompanying Schedule Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2017, which were agreed to by The Bank Street Group LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and, solely to assist you and the other specified parties in evaluating The Bank Street Group LLC's compliance with the applicable instructions of Form SIPC-7. The Bank Street Group LLC's management is responsible for The Bank Street Group LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in Cash disbursements journal, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

G.R. Reid Associates, LLP

Woodbury, New York
August 23, 2017

bankstreet

James H. Henry
Senior Managing Director
(203) 252-2802
jhenry@bankstreet.com

Bank Street Group LLC
Four Landmark Square
Stamford, CT 06901
www.bankstreet.com

July 25, 2017

Annual Audit Exemption Report

Bank Street Group L.L.C. claims that it was exempt from SEC Rule 15c3-3 throughout the fiscal year ended June 30, 2017.

James Henry, on behalf of Bank Street Group L.L.C. makes the following statements to the best of his knowledge and belief:

1) Bank Street Group L.L.C. operates pursuant to SEC Rule 15c3-3 (k)(2)(i);
2) Bank Street Group L.L.C. met the identified exemption provisions in SEC Rule 15c3-3(k) throughout the fiscal year without exception;



James Henry
Senior Managing Director



G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1515 N Federal Hwy, Suite 411, Boca Raton, FL 33432
TEL: 561.544.7050 FAX: 561.544.7133

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
The Bank Street Group LLC

In accordance with performed the procedures enumerated below with respect to the accompanying Schedule Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2017, which were agreed to by The Bank Street Group LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and, solely to assist you and the other specified parties in evaluating The Bank Street Group LLC's compliance with the applicable instructions of Form SIPC-7. The Bank Street Group LLC's management is responsible for The Bank Street Group LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in Cash disbursements journal, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

G.R. Reid Associates, LLP

Woodbury, New York
August 23, 2017

THE BANK STREET GROUP LLC

SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENT RECONCILIATION
FOR THE FISCAL YEAR ENDED JUNE 30, 2017

SIPC NET OPERATING REVENUE	$ 21,141,665
GENERAL ASSESSMENT	$ 38,828
Less payment made with SIPC-6	17,787
PAYMENT MADE WITH SIPC-7B	$ 21,041

SIPC-7B
(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B
(34-REV 6/17)

For the fiscal year ended June 30, 2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053542 FINRA JUN
THE BANK STREET GROUP LLC
ATTN: JAMES HENRY
4 LANDMARK SQ 3RD FL
STAMFORD CT 06901-2502

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JAMES HENRY (203) 252-2802

2. A. General Assessment (item 2f from page 2) $ 38,828

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (**exclude interest**) (17,787)
January 2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 21,041

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $21,041

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $21,041

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE BANK STREET GROUP LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Senior Managing Director
(Title)

Dated the 24 day of July, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

beginning 07/01/2016 and ending ~~12/31/2016~~ | beginning 01/01/2017 and ending ~~06/30/2017~~

Item No.	TOTAL REVENUE	Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 21,166,428 (the sum of both periods)	$ 7,137,748	$ 14,028,680
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions		0	
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.			
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.			
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rental Income (Deductions in excess of $100,000 require documentation)		23,119	1,644
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ ____	$ ____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ ____	$ ____	
Enter the greater of line (i) or (ii)			
Total deductions		23,119	1,644
2d. SIPC Net Operating Revenues		$ 7,114,629	$ 14,027,036
2e. General Assessment at applicable rate for assessment period.		$ 17,787 @.0025	$ 21,041 @.0015
2f. Total General Assessment add both columns.		$ 38,828 (to page 1, line 2.A.)	